UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Tellurian Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

 87968A104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87968A104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Chatterjee Fund Management, L.P.
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP] (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,661,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,661,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,082
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 698,533,438 shares of Common Stock reported as issued and outstanding as of December 22, 2023, in the Issuer’s Prospectus Supplement on Form 424B7 filed with the Securities and Exchange Commission on January 2, 2024.

CUSIP No. 87968A104	13G	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS Purnendu Chatterjee
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)] (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,661,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,661,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,661,082
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 698,533,438 shares of Common Stock reported as issued and outstanding as of December 22, 2023, in the Issuer’s Prospectus Supplement on Form 424B7 filed with the Securities and Exchange Commission on January 2, 2024.

Item 1.

(a)	Name of Issuer

Tellurian Inc.

(b)	Address of Issuer's Principal Executive Offices:

1201 Louisiana Street, Suite 3100, Houston, TX, 77002

Item 2.

(a)	Name of Person Filing:

Item 2(a) is amended as follows:

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13G initially filed on December 22, 2023 (the “Original Schedule 13G”) is being jointly filed by (i) Chatterjee Fund Management, L.P., a Marshall Islands limited partnership (“CFM”) and (ii) Purnendu Chatterjee (“Dr. Chatterjee” and, together with CFM, the “Reporting Persons”) on February 12, 2024. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 22, 2023, a copy of which is attached to the Original Schedule 13G.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Item 4(a) is amended to include the following:

See row 9 of cover page of reporting persons.

As of December 31, 2023, Chatterjee Fund Management, L.P., a Marshall Islands limited partnership (“CFM”) directly owned 28,529,071 shares of Common Stock, and LabVantage Solutions, Inc., a Delaware corporation (“LVS”) directly owned 19,132,011 shares of Common Stock. CFM is the beneficial owner of LVS, and therefore may have been deemed to beneficially own, in the aggregate, 47,661,082 shares of Common Stock as of December 31, 2023, which represented approximately 6.8% of the Issuer's issued and outstanding shares of Common Stock. Dr. Chatterjee is the general partner of CFM and, for Securities and Exchange Commission purposes under §240.13d-3 of the Act, the beneficial owner, and a director of LVS, and therefore may have been deemed to beneficially own, in the aggregate, 47,661,082 shares of Common Stock as of December 31, 2023, which represented approximately 6.8% of the Issuer’s issued and outstanding shares of Common Stock.

Ownership percentages are based on 698,533,438 shares of Common Stock reported as issued and outstanding as of December 22, 2023, in the Issuer’s Prospectus Supplement on Form 424B7 filed with the Securities and Exchange Commission on January 2, 2024.

This statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Act or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of reporting persons.

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of reporting persons and note in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of reporting persons.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of reporting persons and note in Item 4(a) above.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024

Chatterjee Fund Management, L.P.

/s/ Purnendu Chatterjee

By: Purnendu Chatterjee

Title: General Partner

Purnendu Chatterjee /s/ Purnendu Chatterjee